EXHIBIT 99.1

Electra Moves Cobalt Refinery Build Forward with Major Construction Tender

TORONTO, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a leader in advancing North America’s critical minerals processing, announces the issuance of a major mechanical, piping, electrical and instrumentation (“SMPEI”) tender package as part of its refinery construction works in Temiskaming Shores, Ontario. The issuance of this tender marks another important milestone as Electra transitions from early works to full construction mobilization.

The tender covers the installation of critical processing systems at what will be North America’s first cobalt sulfate refinery. The scope includes structural, mechanical, piping, electrical, instrumentation and utility connections, core elements required to physically integrate the refinery’s key systems. Issuing the SMPEI tender reflects the Company's readiness to advance into sustained construction activity following extensive engineering and procurement.

“Tendering the SMPEI package paves the way for full construction activities,” said Paolo Toscano, Vice President, Projects & Engineering. “With engineering and procurement well advanced, we remain focused on safely executing installation activities that will move us closer to commissioning.”

The Company recently commenced its Construction Reactivation Program at the site, supported by project financing, permitting, and with the majority of long-lead equipment procurement completed. With core infrastructure already in place and major components on site, the tendered work will enable the integration and installation of the refinery’s mechanical systems ahead of its targeted commissioning in 2027.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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